Exhibit 99.2

CERTIFICATE OF QUALIFIED PERSON

Herbert E. Welhener, MMSA - QPM
Independent Mining Consultants Inc.
3560 East Gas Road
Tucson, Arizona  85714  USA
Tel:  +1 (520) 294-9861
E-mail: hwelhener@imctucson.com

I, Herbert E. Welhener, MMSA - QPM, am employed as a principal mining engineer with Independent Mining Consultants Inc.

This certificate applies to the technical report titled “Blackwater Project, British Columbia, Canada, NI 43-101 Technical Report on Preliminary Economic Assessment” with an effective date of August 28, 2012 (the “technical report”).

I am a Qualified Professional Member (Mining and Ore Reserves) of the Mining and Metallurgical Society of America (#01307QP) and I am a Registered Member of the Society of Mining, Metallurgy, and Exploration, Inc. (# 3434330RM) both recognized as a professional association as defined by NI 43-101.  I graduated with the follow degree from the University of Arizona:  Bachelors of Science – Geology, 1973.

I have worked as a mining engineer or geologist for 37 years since my graduation from the University of Arizona.  I have been directly involved with mine design and scheduling, mine equipment selection and costing, and resource development and evaluation.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Blackwater project site.

I am responsible for Sections 1.15.1, 1.15.3, 16.1, 16.2, 16.6 to 16.8, 21.1.2, 21.4.2, and 24.2.3 of the technical report.

I am independent of New Gold Inc. as independence is described by Section 1.5 of NI 43-101.

I have had no previous involvement with the Blackwater Project.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated:  October 9, 2012

“Signed and Sealed”

Herbert E. Welhener, MMSA - QPM

CERTIFICATE OF QUALIFIED PERSON

Bruno Borntraeger, P.Eng.
Knight Piésold Ltd.
750 W. Pender Street, Suite 1400
Vancouver, BC   V6C 2T8
Tel:  (604) 685-0543
E-mail:  bborntraeger@knightpiesold.com

I, Bruno Borntraeger, P. Eng., am employed as a Specialist Engineer/Project Manager with Knight Piésold Ltd.

This certificate applies to the technical report titled “Blackwater Project, British Columbia, Canada, NI 43-101 Technical Report on Preliminary Economic Assessment” with an effective date of August 28, 2012 (the “technical report”).

I am a Professional Engineer (20926) with the Association of Professional Engineers and Geoscientists of British Columbia.  I graduated with a Bachelor of Applied Science in Geological Engineering from the University of British Columbia, May 1990.

I have practiced my profession continuously for 22 years.  I have been directly involved in geotechnical engineering, mine waste and water management, mine development with practical experience from feasibility studies, detailed engineering, construction, operations and closure.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Blackwater project sites on September 28, 2011; December 20, 2011; February 21, 2012; and April 24, 2012.

I am responsible for Sections 1.15.2, 1.17, 1.19, 1.21, 5.0, 9.6, 10.7, 16.3 to 16.5, 18.3 to 18.5, 18.9, 21.1.5, 24.1.3, and 24.2.2 of the technical report.

I am independent of New Gold Inc. as independence is described by Section 1.5 of NI 43–101.

I have had no previous involvement with the Blackwater Project.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated:  October 9, 2012

“Signed and Sealed”

Bruno. Borntraeger, P. Eng.

CERTIFICATE OF QUALIFIED PERSON

Ramon Mendoza Reyes, P.Eng.
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, BC   V6B 5W3
Tel:  (604) 664-3075
E-mail: ramon.mendoza@amec.com

I, Ramon Mendoza Reyes, P.Eng., am employed as a Principal Mining Engineer with AMEC Americas Limited.

This certificate applies to the technical report titled “Blackwater Project, British Columbia, Canada, NI 43-101 Technical Report on Preliminary Economic Assessment” with an effective date of August 28, 2012 (the “technical report”).

I am a Professional Engineer in the province of British Columbia.  I graduated in 1989 from the National Autonomous University of Mexico with a bachelor’s degree in Mining Engineering, and in 2003 completed a M.Sc. Degree in Mining & Earth Systems Engineering from the Colorado School of Mines in Golden, Colorado, USA.

I have practiced my profession continuously for 23 years and have previously been involved with mine designs, mine planning, mine project economic evaluations and mine operations for precious metals, base metals, disseminated sulphide and industrial mineral projects in North America and South America.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I did not visit the Blackwater project site.

I am responsible for Sections 1.1 to 1.3, 1.22 to 1.28, 2.0, 3.0, 4.9, 4.10, 19.0, 21.1.1, 21.1.3, 21.1.6 to 21.1.9, 21.2, 21.3, 21.3.1, 21.4.1, 21.4.4, 21.4.5, 21.5, 22.0, 24.1, 24.1.4, 24.2, 25.0, 26.0, and 27.0 of the technical report.

I am independent of New Gold Inc. as independence is described by Section 1.5 of NI 43–101.

I have had no previous involvement with the Blackwater Project.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated:  October 9, 2012

“Signed and Sealed”

Ramon Mendoza Reyes, P.Eng.

CERTIFICATE OF QUALIFIED PERSON

Ronald G. Simpson, P.Geo.
GeoSim Services Inc.
1975 Stephens St.
Vancouver, BC, Canada V6K 4M7
Tel:  (604) 803-7470
E-mail:  rgs@universe.com

I, Ronald G. Simpson, P.Geo., am employed as a Professional Geoscientist with GeoSim Services Inc.

This certificate applies to the technical report titled “Blackwater Project, British Columbia, Canada, NI 43-101 Technical Report on Preliminary Economic Assessment” with an effective date of August 28, 2012 (the “technical report”).

I am a Professional Geoscientist (19513) with the Association of Professional Engineers and Geoscientists of British Columbia.  I graduated with a Bachelor of Science in Geology from the University of British Columbia, May 1975.

I have practiced my profession continuously for 37 years.  I have been directly involved in mineral exploration, mine geology and resource estimation with practical experience from feasibility studies.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Blackwater project sites on December 13, 2010; September 8, 2011; November 28, 2011; and September 20, 2012.

I am responsible for Sections 1.5 to 1.9, 1.10, 1.12 to 1.14, 4.1 to 4.5, 6.0, 7.0, 8.0, 9.1 to 9.5, 9.8, 9.9, 10.1 to 10.6, 10.9, 10.10, 11.1, 11.3 to 11.9, 12.0, 14.0, 15.0, 23.0, 24.1.1, and 24.2.1 of the technical report.

I am independent of New Gold Inc. as independence is described by Section 1.5 of NI 43–101.

I have had prior involvement with the property that is the subject of the Technical Report, the nature of which involves the preparation of a technical report prepared for Richfied Ventures Corp. and Silver Quest Resources Ltd. dated 2 March, 2011 and titled “Technical Report, Blackwater Gold Project, British Columbia, Canada”. The report was readdressed to New Gold Inc. on June 6, 2011. An updated Technical Report with the same title was completed for New Gold and Siver Quest on November 2, 2011.  An further update was completed for New Gold on March 23, 2012.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated:  October 9, 2012

“Signed and Sealed”

Ronald G. Simpson, P.Geo.

CERTIFICATE OF QUALIFIED PERSON

Ignacy (Tony) Lipiec, P.Eng.
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, BC   V6B 5W3
Tel:  (604) 664-3130
E-mail: tony.lipiec@amec.com

I, Ignacy (Tony) Lipiec, P.Eng., am employed as a Process Manager with AMEC Americas Limited.

This certificate applies to the technical report titled “Blackwater Project, British Columbia, Canada, NI 43-101 Technical Report on Preliminary Economic Assessment” with an effective date of August 28, 2012 (the “technical report”).

I am a Professional Engineer in the province of British Columbia.  I graduated from the University of British Columbia with a B.A.Sc. degree in Mining & Mineral Process Engineering, in 1985.

I have practiced my profession for 27 years, and have been involved with metallurgical design and process engineering for gold, base metal and disseminated sulphide projects in North America and South America

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I did not visit the Blackwater project site.

I am responsible for Sections 1.4, 1.11, 1.16, 1.18, 1.20, 4.6 to 4.10, 9.7, 10.8, 11.2, 13.0, 17.0, 18.1 to 18.2, 18.6 to 18.8, 18.10, 20.0, 21.1.4, 21.4.3, 24.1.2, and 24.2.4 of the technical report.

I am independent of New Gold Inc. as independence is described by Section 1.5 of NI 43–101.

I have had no previous involvement with the Blackwater Project.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated:  October 9, 2012

“Signed and Sealed”

Ignacy (Tony) Lipiec, P.Eng.